UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Reorganization of Corporate Structure

On January 2, 2025, BON Natural Life Limited (the “Company”) announced that it conducted a reorganization (the “Reorganization”). The Reorganization consists of (i) share transfer transactions between Tea Essence Health Tech (Hangzhou) Co., Ltd. (“Tea Essence (Hangzhou)”) and Tea Essence Limited (HK) (“Tea Essence”), in which Tea Essence transferred 100% ownership of its two wholly owned subsidiaries, Xi’an Cell and Molecule Information Technology Co., Ltd. (“Xi’an Cell and Molecule”) and Xi’an Youpincui Biotechnology Co., Ltd. (“Youpincui”), to Tea Essence (Hangzhou) (the “Tea Essence (Hangzhou) transfer”); (ii) the disposition of Gansu Baimeikang Bioengineering Co., Ltd., (“Baimeikang”), which was sold to Xinjiang Baixiangquan Aromatic (Tech) Co., Ltd. (“Baixiangquan”) (the “Gansu Disposition”); and (iii) the acquisition of YongJinAn Group Limited (HK), a Hong Kong company (“YongJinAn”), which was acquired from Xianlin Pan and Shaojun Zhang (collectively, the “Sellers”) and became wholly owned by Tea Essence (the “YongJinAn Acquisition”)

The following diagram illustrates the Company’s corporate structure prior to the Reorganization:

Bon Natural Life Limited (Cayman)
100%
Bon Natural Life U.S.A Limited (USA)
Offshore
100%
Onshore
Tea Essence Limited (HK)
Xi'an Cell and Molecule Information Technology Co., Ltd. (WFOE)
100%
100%
Xi'an Youpincui Biotechnology Co., Ltd. (WFOE)
71.333%
Xi'an App-Chem Bio (Tech) Co., Ltd.
28.667%
100%
100%
75%
100%
100%
Shaanxi App-Chem Health Industry Co., Ltd.
Shaanxi App-Chem Ag-tech Co., Ltd.
Xi'an Dietary Therapy Health Management Co., Ltd.
App-Chem Bio (Tech) (Guangzhou) Co., Ltd.
Gansu Baimeikang Bioengineering Co., Ltd.
Yuantao Wang
1%
99%
49%
51%
100%
9%
91%
Xi'an Yanhuang TCM Medical Research and Development Co., Ltd.
Tongchuan Dietary Therapy Health Technology Co., Ltd.
Tianjin Yonghexiang Bio (Tech) Co., Ltd.
Bozhou Dietary Therapy Health Technology Co.,Ltd.

The following diagram illustrates the Company’s corporate structure after the Reorganization:

Bon Natural Life Limited (Cayman)
100%
Bon Natural Life U.SA Limited (USA)
Offshore
100%
Onshore
Tea Essence Limited (HK)
100%
YongJinAn Group Limited (HK)
100%
Tea Essence Health Tech (Hang Zhou ) Co., Ltd. (WFOE)
Xi'an Cell and Molecule Information Technology Co., Ltd.
100%
100%
Xi'an Youpincui Biotechnology Co., Ltd.
71.333%
Xi'an App-Chem Bio (Tech) Co., Ltd.
28.667%
100%
100%
75%
100%
Shaanxi App-Chem Health Industry Co., Ltd.
Shaanxi App-Chem Ag-tech Co., Ltd.
Xi'an Dietary Therapy Health Management Co., Ltd.
App-Chem Bio (Tech) (Guangzhou) Co., Ltd.
100%
Yuantao Wang
1%
99%
49%
51%
100%
9%
91%
Xi'an Yanhuang TCM Medical Research and Development Co., Ltd.
Tongchuan Dietary Therapy Health Technology Co., Ltd.
Tianjin Yonghexiang Bio (Tech) Co., Ltd.
Bozhou Dietary Therapy Health Technology Co., Ltd.

Tea Essence (Hangzhou) transfer

On November 28, 2024, Tea Essence (Hangzhou) and Tea Essence entered into an equity transfer agreement. Pursuant to the agreement, Tea Essence (Hangzhou) purchased 100% of the equity interest in Xi’an Cell and Molecule in exchange for consideration of RMB 1,500,000.00. A copy of the equity transfer agreement is filed herewith as Exhibit 10.1 and incorporated herein by reference.

On November 28, 2024, Tea Essence (Hangzhou) and Tea Essence entered into an equity transfer agreement. Pursuant to the agreement, Tea Essence (Hangzhou) purchased 100% of the equity interest in Youpincui in exchange for consideration of RMB 500,000.00. A copy of the equity transfer agreement is filed herewith as Exhibit 10.2 and incorporated herein by reference.

After the Reorganization, Tea Essence (Hangzhou), located in Xiaoshan District, Hangzhou City, Zhejiang Province, China, is the only headquarters of the Company within China mainland.

Gansu Disposition

As previously disclosed in a current report on Form 6-K dated October 4, 2024, on September 30, 2024, our operating subsidiary Xi`an App-Chem Bio (Tech) Co., Ltd. (“App-Chem”) and its wholly owned subsidiary, Baimeikang entered into an asset selling agreement (the “Asset Agreement”) with Baixiangquan. Pursuant to the Asset Agreement, App-Chem agreed to sell all the assets of Baimeikang to Baixiangquan by transferring 100% of the equity interests in Baimeikang to Baixiangquan. A copy of the Asset Agreement is filed herewith as Exhibit 10.3 and incorporated herein by reference.

YongJinAn Acquisition

On September 19, 2024, Tea Essence and the Sellers entered into a share transfer agreement (the “Share Transfer Agreement”). Pursuant to the Share Transfer Agreement, the Sellers transferred 10,000 shares, par value HKD1.00 per share (the “Transfer Price”), in the capital of YongJinAn to the Tea Essence on the terms contained therein. A copy of the Share Transfer Agreement is filed herewith as Exhibit 10.4 and incorporated herein by reference.

Upon closing of theYongJinAn Acquisition, Tea Essence became the sole shareholder of YongJinAn and as a result, assumed all assets and liabilities of YongJinAn and the subsidiaries owned or controlled by YongJinAn. YongJinAn currently has no material assets or operations.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	Equity Transfer Agreement between Tea Essence and Tea Essence (Hangzhou)
10.2	Equity Transfer Agreement between Tea Essence and Tea Essence (Hangzhou)
10.3	Translation of Asset Selling Agreement with Xinjiang Baixiangquan Aromatic (Tech) Co., Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant on October 4, 2024)
10.4	Share Transfer Agreement between the Tea Essence and the Sellers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2025	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer